SUPPORT AGREEMENT

THIS AGREEMENT made as of the 5th day of December, 2007,

BETWEEN:

CHINA MINMETALS NON-FERROUS METALS CO. LTD.,
a company existing under the laws of the People's Republic of China with a registered and records office located at A216, 5 Sanlihe Road, Haidian District, Beijing, China, 100044,

JIANGXI COPPER COMPANY LIMITED,
a company existing under the laws of the People's Republic of China with a registered and records office located at 15 Yejin Avenue, Guixi, Jiangxi, China, 335424,

(together, the "Offeror")

AND:

NORTHERN PERU COPPER CORP.,
a corporation existing under the laws of British Columbia, with its registered and records office located at 700 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(the "Company")

WITNESSES THAT WHEREAS:

A.                      The Offeror wishes to make a take-over bid for all of the outstanding Shares of the Company, other than Shares held by the Offeror and its affiliates, subject to the terms and conditions of this Agreement;

B.                      The Company has conducted an auction process for the sale of the Company (the "Auction Process") and the Offeror has been chosen as the successful bidder;

C.                      The Offeror has entered into a lock-up agreement with holders of approximately 42% in aggregate of the outstanding Shares (including Shares issuable upon exercise of the Options) on a fully-diluted basis, including all of the directors and officers of the Company, pursuant to which, among other things, the locked-up shareholders have agreed to deposit to the Offer all of the Shares of the Company held or hereafter acquired by them, all on the terms and subject to the conditions set forth in the lock-up agreement;

D.                      The board of directors of the Company has unanimously determined that it would be in the best interests of the Company and its Shareholders for the board of directors to recommend acceptance of the Offer to the Shareholders and for the Company to co-operate with the Offeror to support the Offer, all on the terms and subject to the conditions contained herein; and

E.                      The board of directors of the Company has unanimously determined that it would be in the best interests of the Company and its Shareholders for the Company to enter into this Agreement;

NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
THE OFFER

1.1	The Offer

(a)
Subject to the terms and conditions of this Agreement, the Offeror agrees to mail no later than the Latest Mailing Date to the holders of Shares (the "Shareholders") of the Company an offer to purchase all of the outstanding Shares, including Shares issuable (and that, prior to the Expiry Time, are actually issued or are conditionally issued pursuant to Section 1.5) upon the exercise of Options, but excluding Shares owned by the Offeror and its affiliates, for consideration per Share of $13.75 in cash (as such offer may be amended or extended from time to time as permitted under this Agreement, the "Offer").  The Offer shall be subject only to the terms and conditions set out in Schedule "B" to this Agreement, as such may be amended in accordance with Section 1.1(c) hereof.

(b)
The Offer will be made in all material respects in accordance with Applicable Laws and with applicable securities legislation in jurisdictions other than Canada where registered Shareholders are located in the English language and, if necessary under the Applicable Laws, the French language, provided that the Offeror shall not be required to make the Offer in any jurisdiction, other than Canada or the United States, where it would be illegal or, in the reasonable opinion of the Offeror, inadvisable to do so.  The Offer will be open for acceptance until a time that is not earlier than 9:00 p.m. (Toronto time) on the 36th day, after the day that the Offer is mailed to Shareholders, or such later time and date as may be required by Applicable Laws, subject to the right of the Offeror in its sole discretion to extend from time to time the period during which Shares may be deposited under the Offer if the conditions set forth in Schedule "B" hereto are not satisfied on the expiry date of the Offer as it may be extended (the time at which the Offer, as it may be extended, expires being referred to as the "Expiry Time").  Subject to the satisfaction or waiver of the conditions set forth in Schedule "B" hereto, the Offeror shall within the time periods required by

Applicable Laws take up and pay for all Shares validly tendered (and not properly withdrawn) pursuant to the Offer as soon as practicable after the Expiry Time.  The Offeror shall use its commercially reasonable efforts to consummate the Offer, subject only to the terms and conditions hereof.

(c)
The Offeror expressly reserves the right, in its sole discretion, to modify or waive any term or condition of the Offer except that, without the prior written consent of the Company, the Offeror shall not:

(i)	reduce the consideration per Share;

(ii)	change the form of consideration payable under the Offer (other than to add additional consideration);

(iii)	otherwise add to, amend or change any of the Offer terms or conditions in a manner materially adverse to the Shareholders;

(iv)	increase the Minimum Tender Condition or decrease the Minimum Tender Condition to less than 50.01% of the outstanding Shares on a fully-diluted basis; or

(v)	decrease the number of Shares sought under the Offer.

(d)
The Offeror agrees to provide the Company with a draft copy of the Offer and Circular, the letter of transmittal, the notice of guaranteed delivery and any other documents required to be mailed by the Offeror to Shareholders under Applicable Laws in connection with the Offer, and any supplements or amendments to such documents (such documents, collectively, the "Offer Documents") prior to the filing or mailing thereof, on a confidential basis, and to provide the Company with a reasonable opportunity (to the extent possible with respect to supplements and amendments) to review and provide comments thereon, recognizing that whether or not such comments are reflected in the Offer Documents will be determined by the Offeror, acting reasonably.  The Company shall provide to the Offeror all information pertaining to the Company and its Subsidiaries that is reasonably requested by the Offeror and is necessary or desirable for the preparation of the Circular.

(e)
The obligation of the Offeror to make the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any and all of which may be waived by the Offeror in whole or in part in its sole discretion (other than the condition in paragraph 0 below, which may be waived only with the consent of the Company) without prejudice to any other rights it may have under this Agreement, which conditions shall be deemed to have been satisfied or waived upon the Offer being made:

(i)	the obligations of the Offeror hereunder shall not have been terminated pursuant to Section 0;

(ii)
no circumstance, fact, change, event or occurrence caused by a person other than the Offeror shall have occurred that would render it impossible for one or more of the conditions set out in Schedule "B" to be satisfied;

(iii)
the board of directors of the Company shall have received the advice of its financial advisors and the board of directors of the Company shall have unanimously resolved to recommend that Shareholders accept the Offer and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation or taken any other action or made any other public statement in connection with the Offer inconsistent with the determinations and recommendations referred to in Section 1.2(a);

(iv)	the Company's financial advisor shall have delivered a written form of the opinion described in Section 1.2(b);

(v)	no cease trade order, injunction or other prohibition at law (other than in China) shall exist against the Offeror making the Offer or taking up or paying for the Shares deposited under the Offer;

(vi)	following the date hereof, there shall not have occurred any Material Adverse Effect in respect of the Company;

(vii)	to the extent that any covenants set forth herein may be performed or complied with prior to the date of the Offer, the Company shall have complied in all material respects with such covenants;

(viii)
the Offeror shall have received from all applicable Government Authorities (A) all  waivers, rulings, consents, approvals or orders on such terms as it, acting reasonably, deems necessary for the making of the Offer and the mailing of the Offer Documents to Shareholders, and (B) assurances satisfactory to the Offeror, acting reasonably, that all waivers, rulings, consent, approvals or orders for the consummation of the Offer will be obtained before the Expiry Time, in each case excluding PRC Approvals;

(ix)
no later than one business day prior to the Latest Mailing Date, the Company shall have delivered to the depositary under the Offer, at its offices in Toronto, Ontario for mailing with the Offer Documents a sufficient quantity of commercial copies of the Directors' Circular prepared in accordance with the terms of this Agreement; and

(x)
lock-up agreements shall have been duly executed and delivered by Shareholders holding an aggregate of not less than 42% of the Shares (including Shares issuable upon exercise of the Options) on a fully-diluted basis, including all of the directors and officers of the Company and shall not have been breached or terminated.

1.2	Company Approval

(a)
The Company represents that its board of directors, upon the recommendation of a special committee of the independent members of the board of directors and upon consultation with its advisors, has determined unanimously that:

(i)	the Offer is fair to the Shareholders and is in the best interests of the Company and the Shareholders;

(ii)	the board of directors will recommend that Shareholders accept the Offer; and

(iii)	this Agreement is in the best interests of the Company and the Shareholders,

(b)
The Company represents that its board of directors has received an opinion from Genuity Capital Markets, financial advisor to the Company, that as at the date of such opinion the Offer is fair, from a financial point of view, to the Shareholders (the "Fairness Opinion").

(c)
The Company represents that all of its directors and officers have advised it that as at the date hereof they intend to tender, or have agreed with the Offeror to tender, their Shares to the Offer, which intention will be disclosed in the Directors' Circular.

1.3	Company Co-operation

(a)
As soon as practicable following the execution and delivery of this Agreement, the Company shall cause its registrar and transfer agent to provide the Offeror with a list of the holders of Shares and a list of participants in book-based nominee registrants together with their addresses and respective holdings of Shares, and such other information as the Offeror may reasonably request in connection with communicating the Offer to registered and beneficial owners of Shares including non-objecting beneficial owners lists and supplemental lists, if any, in each case in electronic form.

(b)
The Company shall prepare, approve in final form and make available for distribution together with the mailing of the Offer Documents, in both the English and French languages as circumstances may require, sufficient commercial copies of the Directors' Circular, prepared in all material respects in accordance with all Applicable Laws.  The Directors' Circular shall reflect the determinations and recommendations referred to in Section 1.2(a) and shall include the Fairness Opinion.  The Company agrees to provide the Offeror with a draft copy of any Directors' Circular prepared by the Company, from time to time, prior to the mailing thereof, on a confidential basis, and to provide the Offeror with a reasonable opportunity to review and provide comments thereon, recognizing that whether or not such comments are reflected in the Directors' Circular will be determined by the Company acting reasonably.  The Offeror shall provide to the

Company all information pertaining to the Offeror that is reasonably requested by the Company and is necessary or desirable for the preparation of the Directors’ Circular.

(c)
The Company shall from time to time furnish the Offeror with such additional information, including updated or additional lists of holders of Shares and lists of securities positions, non-objecting beneficial owners and other assistance as the Offeror may reasonably request in order for the Offeror to be able to communicate the Offer to the holders of the Shares and to such other persons as are entitled to receive the Offer under the Applicable Laws.

1.4	Post Offer Covenants

(a)
Promptly upon the purchase by the Offeror pursuant to the Offer of such number of Shares which, together with the Shares held by or on behalf of the Offeror and its affiliates, represents at least a majority of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time) (the "Change of Control Time"), and from time to time thereafter, and subject to Applicable Laws, the Offeror shall be entitled to and shall designate (i) such number of directors of the Company (rounded up to the next whole number of directors), as is proportionate (determined after giving effect to the directors to be appointed or elected under this section) to the percentage of the outstanding Shares owned by the Offeror and its affiliates, or (ii) following the purchase by the Offeror of such number of Shares which, together with the Shares held by or on behalf of the Offeror and its affiliates, represents at least 66 2/3% of the outstanding Shares, all of the directors of the Company.  The Company shall, upon request by the Offeror, subject to Applicable Laws, promptly increase the number of directors comprising the board of directors of the Company or use its reasonable efforts to secure the resignations of such number of directors of the Company as is necessary to enable the Offeror's designees to represent the proportion of members of the board of directors of the Company determined in accordance with this Section 1.4(a) and shall exercise its reasonable efforts to cause the Offeror's designees to be so elected or appointed.

(b)
The Offeror shall, if possible to do so under, and subject to compliance with all Applicable Laws, upon Shares being taken up and paid for under the Offer, utilize the compulsory acquisition provisions of section 300 of the Business Corporations Act (British Columbia) in respect of the Shares not tendered under the Offer.  If the Offeror is unable to use such compulsory acquisition provisions, the Offeror shall use all commercially reasonable efforts to acquire all Shares not acquired in the Offer as soon as practicable after completion of the Offer by way of a statutory arrangement, amalgamation, merger or other combination (such transaction or compulsory acquisition hereinafter referred to as a "Second-Step Transaction") of the Company with the Offeror or an affiliate of the Offeror, if possible to do so under, and subject to compliance with, all Applicable Laws.  The Offeror agrees that if any Second-Step Transaction is effected it will provide that the holders of any Shares, other than those held by the Offeror or any of its affiliates, shall be offered consideration per Share at least equal to the amount paid per Share under the Offer.  Nothing herein shall be construed to prevent the Offeror from acquiring, directly or indirectly, additional Shares in the open market, in privately negotiated transactions, in another take-over bid, tender offer or exchange offer, or otherwise in accordance with the Applicable Laws, following taking up and paying for Shares under the Offer.

(c)
The Offeror acknowledges and agrees that the Company will, and after the Effective Time the Offeror will cause the Company and any successor of the Company to, honour and comply with the terms of all existing employment, consulting and severance agreements to which the Company is subject or by which it is bound as set out in the Data Room Information (the "Employment Arrangements"), as the same may be amended or modified as permitted hereunder.

(d)	The Company shall cause the Conflicts Agreement to terminate effective as of the Change of Control Time.

1.5	Outstanding Stock Options

(a)
The Company agrees to give notice promptly following the mailing of the Offer Documents to all persons holding Options of (i) the vesting of all unvested Options and (ii) the termination of all non-exercised Options as of 4:00 p.m. (Vancouver time) on the 35th day after the Offer is mailed, in each case conditional upon the Offeror being bound to take up and pay for Shares under the Offer.  The Company further agrees to use its commercially reasonable efforts to either:

(i)
facilitate all persons holding Options to exercise all of their Options and tender all Shares issued in connection therewith under the Offer, conditional upon the Offeror being bound to take up and pay for Shares under the Offer, or

(ii)
amend or modify the Stock Option Plan (if required) to provide for the cashless exercise or termination of vested and non-exercised Options in lieu of the exercise thereof in exchange for a cash payment equal to the difference between the Offer price and the exercise price of the applicable Option, conditional upon the Offeror being bound to take up and pay for Shares under the Offer.

(b)
The Offeror covenants and agrees to use its commercially reasonable efforts to facilitate all persons holding Options pursuant to the Stock Option Plan to exercise all of their Options and tender all Shares issued in connection therewith under the Offer, conditional upon the Offeror being bound to take up and pay for Shares under the Offer.

1.6	Indemnification

(a)
The Offeror covenants and agrees that after the Effective Time it shall ensure that (i) the articles of the Company, and the constating documents of any successor to the Company, and (ii) the constating documents of the Subsidiaries of the Company (or any successor to any such Subsidiaries), shall contain provisions with respect to indemnification now set forth in the articles of the Company and the constating documents of the Subsidiaries of the Company (or equivalent provisions), such that all rights to indemnification existing in favour of the present and former directors and officers of the Company or of any of the Subsidiaries of the Company and present and former directors and officers of the Company or of any of the Subsidiaries of the Company serving or who served at the request of the Company or any Subsidiaries of the Company as a director, officer, employee, agent or representative of another corporation, partnership joint venture, trust, employee benefit plan or other entity or enterprise in which the Company has a direct or indirect ownership interest or beneficial interest (each such present or former director or officer of the Company or of any Subsidiaries of the Company being herein referred to as an "Indemnified Party" and such persons collectively being referred to as the "Indemnified Parties") as provided in the articles of the Company or constating documents of any of the Subsidiaries of the Company, or equivalent rights, shall survive and continue in full force and effect and without modification, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for a period of not less than the limitation period applicable under the statutes of limitation applicable to such matters.

(b)
The Company and Offeror agree that all rights to indemnification existing in favour of the Indemnified Parties as provided by contracts or agreements between the Indemnified Parties and the Company or its Subsidiaries and identified in the Data Room Information shall survive and shall continue in full force and effect and without modification, and the Offeror shall cause the Company, and any successor to the Company, and its Subsidiaries (including any successors thereto), to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to acts or omissions of the Indemnified Parties occurring prior to the Effective Time, for a period of not less than the limitation period applicable under the statutes of limitation applicable to such matters.

(c)
The Offeror acknowledges and agrees that, notwithstanding any other provision of this Agreement, the Company will, prior to the Effective Time, secure officers' and directors' liability insurance covering the Indemnified Parties on a six year "trailing" or "run-off" basis, to the extent available on reasonable commercial terms and permitted by law and the Offeror shall, or cause the Company and any successor to the Company (including any surviving corporation) to, continue in effect such director and officer liability insurance for the benefit of the Indemnified Parties.

(d)	The provisions of this Section 1.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, executors,

administrators and other legal representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise, and such rights shall be held by the Company, and any successor to the Company, in trust for such persons, provided however that no approval of any beneficiary of such trust shall be required in connection with an amendment or variation of this Section 1.6 prior to the Effective Time.

1.7	Pre-Acquisition Reorganization

Upon request by the Offeror, the Company shall (i) use its commercially reasonable efforts to effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each a "Pre-Acquisition Reorganization") and (ii) co-operate with the Offeror and its advisors in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which they might most effectively be undertaken; provided that any Pre-Acquisition Reorganization: (A) does not result in any breach by the Company of any contract of the Company or any Law then in effect; (B) is not prejudicial to the Company or the Shareholders in any material respect; (C) does not result in any breach by the Company of any of its covenants, representations or warranties under this Agreement (unless the Offeror has waived such breach in respect of such request); and (D) does not result in any breach by the Company of its constating documents.  The Offeror shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten business days prior to the Expiry Time.  Upon receipt of such notice, the Offeror and the Company shall co-operate and use their respective commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary or advisable and do all such other acts and things as are necessary or advisable to give effect to such Pre-Acquisition Reorganizations.  The Company shall use its commercially reasonable efforts to effect any such Pre-Acquisition Reorganization immediately prior to any take-up by the Offeror of Shares deposited under the Offer.  In the event that the Offeror does not take up and pay for the Shares deposited under the Offer, the Offeror will reimburse the Company for all direct fees and expenses of the Company incurred in connection with the Pre-Acquisition Reorganization, if any.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Offeror

Each Offeror hereby represents and warrants to the Company as to those matters set forth in Schedule "C" hereto and acknowledges that the Company is relying upon those representations and warranties in entering into this Agreement.

2.2	Representations and Warranties of the Company

The Company hereby represents and warrants to the Offeror as to those matters set forth in Schedule "D" hereto and acknowledges that the Offeror is relying upon those representations and warranties in entering into this Agreement.

2.3	Investigation

No investigation by or on behalf of any party prior to the date of this Agreement shall mitigate, diminish or affect the representations and warranties made by any other party pursuant to this Agreement.

2.4	Knowledge

Any reference in this Agreement to the "knowledge" of the Company shall mean to the best of the actual knowledge, information and belief of any of Ross Beaty, Robert Pirooz, David Strang, Marshall Koval, Leo Hathaway and Sandra Lim and, unless such knowledge, information and belief would lead a reasonable individual to make further enquiries, it shall not be necessary for such persons to enquire of the other employees, agents or representatives of the Company generally or of any other person.

2.5	Company Disclosure Letter

Any information required to be disclosed in writing to the Offeror under this Agreement on or prior to the date hereof shall be provided or identified in the Data Room Information or the Company Disclosure Letter.

2.6	Survival of Representations and Warranties

The representations and warranties of the Company and the Offeror contained in this Agreement shall not survive the completion of the Second-Step Transaction, and shall expire and be terminated and extinguished upon the consummation of the Second-Step Transaction.

ARTICLE 3
CONDUCT OF BUSINESS

3.1	Negative Covenants

The Company covenants and agrees that, prior to the earlier of (i) the time (the "Effective Time") of the appointment or election to the board of directors of the Company of the persons designated by the Offeror who represent at least a majority of the board of directors of the Company and (ii) the time this Agreement is terminated, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement (including Section 3.2 and Section 3.3), the Company shall not, and shall not permit any of its Subsidiaries to:

(a)	alter the memorandum or articles of the Company or alter the constating documents of its Subsidiaries or the terms of any of its or their outstanding securities;

(b)
resolve to reduce its share capital in any way or repurchase, redeem or otherwise acquire any of its Shares or any securities of its Subsidiaries (other than pursuant to the termination of Options currently outstanding and which are identified on a schedule contained in the Data Room Information in accordance with the terms and conditions of the Stock Option Plan);

(c)
except as identified in paragraph (b) of Schedule "D", make an allotment of, or issue or grant an option, warrant, call, conversion or exchange privilege or right of any kind to subscribe for, any Shares or any securities of its Subsidiaries, including any Option, Bonus Share or the right to acquire Shares or securities of its Subsidiaries;

(d)
except in the ordinary course of business consistent with past practice, or as set out in the budget of the Company for December 2007 to August 31, 2008 provided to the Offeror on the date hereof which has been disclosed in the Data Room Information (the "Budget") or the Pre-Feasibility Study, make any capital expenditure or purchase or otherwise acquire or sell, transfer, lease, option, exchange or otherwise dispose of any interest in or right to any asset or property having a value in excess of $100,000 for any single asset or property or $200,000 in the aggregate for the Company and its Subsidiaries taken as a whole for all such assets or properties (other than transactions between the wholly-owned Subsidiaries of the Company and the Company, which transactions in the aggregate shall have a value of no more than $200,000);

(e)
except in the ordinary course of business consistent with past practice or as disclosed in the Budget or the Pre-Feasibility Study, enter into, modify, amend or terminate any material agreement or licence of the Company or any Subsidiaries, including any Material Contract;

(f)
abandon or fail to diligently pursue (i) any material application for any licence, permit, order, authorization, consent, approval or registration, or (ii) any application for any material licence, permit, order, authorization, consent, approval or registration necessary for the Company to proceed with budgeted operations for the Galeno project;

(g)
except in the ordinary course of business consistent with past practice, except for trade payables, incur or commit to incur or assume any indebtedness for borrowed money or issue any debt securities, or guarantee, endorse or otherwise become liable or responsible for the liabilities, indemnities or obligations of any other person, or make any loans or advances, in the aggregate in excess of $200,000;

(h)
except as disclosed in the Budget, pay, discharge or satisfy any material claims or liabilities except such as have been reserved against in the Company's financial statements delivered to the Offeror, relinquish any material contractual rights or enter into any interest rate, currency or commodity swaps, hedges or other similar financial derivative instruments;

(i)	mortgage, pledge, lease, encumber or charge any Concession or, where the value of the property or assets is in excess of $200,000 in the aggregate, any other property or assets;

(j)	amalgamate or merge with any other person or resolve that the Company or any Subsidiary be wound up;

(k)
without limiting the covenant in Section 3.1(d), acquire or agree to acquire any person, corporation, partnership, joint venture or other business organization or division thereof or agree to acquire any material assets thereof;

(l)
approve or adopt a plan of liquidation or dissolution of the Company or its Subsidiaries or appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for the Company or its Subsidiaries or in respect of the assets of the Company or its Subsidiaries;

(m)	permit the making of an order by a court for the winding-up or dissolution of the Company or its Subsidiaries;

(n)
declare, set aside or pay any dividends, including for the purpose of effecting a share subdivision, or make, declare or set aside any payment or distribution (in cash, stock, property or otherwise) with respect to its Shares;

(o)
establish, adopt, enter into, make or amend any collective bargaining, bonus, profit sharing, compensation, stock option, stock ownership, stock compensation, pension, retirement, deferred compensation, employment, termination, severance, change of control, insurance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of the Company or its Subsidiaries or make any award or payment (whether by way of bonus, salary increase, stock option, pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing) to any director, officer or employee of the Company or its Subsidiaries other than pursuant to the Employment Arrangements, pursuant to Section 1.5 or pursuant to bonuses payable to employees of the Company or its Subsidiaries in respect of calendar 2007 not in excess of $250,000 in the aggregate and, notwithstanding the foregoing, neither the Company nor its Subsidiaries shall make or amend, or become obligated to make or amend, any discretionary payment to or for the benefit of any director (other than payments approved by the board of directors of the Company to members of the special committee formed to consider the Offer and identified in a schedule contained in the Data Room Information), officer or employee of the Company or its Subsidiaries without the prior written consent of the Offeror; provided, however, that the Company and its Subsidiaries shall not be restricted from making those payments described in Sections 1.4(c) and 1.5.

(p)
implement any change in the present business, affairs, capitalization, dividend policy or financial condition of the Company and its Subsidiaries, taken as a whole, or implement any other change that could reasonably be expected to have a Material Adverse Effect in respect of the Company;

(q)
enter into any agreement of any nature, whether or not in the ordinary course of business, (i) with a term of longer than 30 days pursuant to which the Company or its Subsidiaries is or may become obligated to make payments or incur liabilities, in the aggregate over the term of such agreement, in excess of $200,000, other than agreements related to matters identified in the Budget or the Pre-Feasibility Study or (ii) that relates to long-term commodity agreements, off-take agreements or similar agreements concerning the physical delivery of commodities;

(r)
commence, settle, abandon or assign any rights to or any interest in any claim, litigation, action, suit, cause of action or other proceeding by or before any domestic or foreign arbitrator or Government Authority;

(s)
except as disclosed in the Company Disclosure letter, engage in any transaction with any related parties other than with wholly-owned Subsidiaries in the ordinary course of business consistent with past practice;

(t)
except in accordance with Section 3.3 enter into any transaction or perform any act that might interfere with, delay or be inconsistent with the successful acquisition of Shares by the Offeror under the Offer or the completion of any other transaction contemplated hereby or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of the Company's representations and warranties set forth in this Agreement;

(u)
enter into, or resolve to enter into, any agreement: (i) which has the effect of creating a joint venture or similar relationship between the Company or any of its Subsidiaries and another person; or (ii) pursuant to which the Company or any of its Subsidiaries would acquire an equity or voting interest in another person or an earn-in or other right to acquire an equity or voting interest in another person;

(v)	adopt, or resolve to adopt, any shareholder rights plan other than a plan that does not apply to the Offer or the Offeror; nor

(w)
authorize, announce publicly an intention to, enter into any formal or informal agreement relating to, or otherwise make any commitment to do any of the things prohibited by any of the foregoing subsections.

3.2	Positive Covenants

The Company covenants and agrees with the Offeror that, except as expressly contemplated or permitted by this Agreement or to the extent the Offeror has otherwise consented in writing, prior to the earlier of the Effective Time and the time this Agreement is terminated, the Company shall, and shall cause its Subsidiaries, where applicable, to:

(a)	carry on its and their business only in, and not take any action except in, the ordinary course of business consistent with past practice;

(b)	make all capital expenditures in accordance with all commitments and contracts with third parties in existence at the date hereof as disclosed in the Data Room Information or pursuant to the Budget;

(c)
purchase surface rights (i) over or in the vicinity of the mineral properties in which the Company or any of its Subsidiaries holds an interest, or (ii) for infrastructure for use on, or related to the exploration or development of, such properties, that in each case are necessary or advisable in the reasonable opinion of management of the Company for the purposes of exploration, development or operation of the Galeno project in a manner and on a timeline consistent with the Company's Disclosure Documents;

(d)
continue work on the feasibility study in respect of the Galeno project in a manner and on a timeline consistent with the Company's Disclosure Documents and the Pre-Feasibility Study and in accordance with the Budget;

(e)
use its and their commercially reasonable efforts to preserve intact its and their respective real property interests, Concessions, Lands and other assets, mineral or proprietary rights or interests in good standing and maintain its current community relations policy;

(f)
confer on a regular basis with the Offeror with respect to operational matters and other matters identified in this Section 3.2 and promptly advise the Offeror, orally and in writing of (i) any material change (within the meaning of the Securities Act (British Columbia)) in relation to the Company or any of its Subsidiaries; (ii) any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (iii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be reasonably likely to (x) cause any of the representations or warranties of the Company contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of the Company to comply with or satisfy any covenant or condition to be complied with or satisfied pursuant to this Agreement prior to the Effective Time;

(g)
use its commercially reasonable efforts to maintain the current insurance (or re-insurance) policies of it and its Subsidiaries and not allow the same to be cancelled or terminated or any other coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h)	use its and their commercially reasonable efforts to preserve intact their respective business organizations and goodwill, to keep available the services of their respective officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others with whom they have business relationships and inform the Offeror orally and in writing if any officer submits a resignation;

(i)
subject to the provisions of Section 3.4(b), furnish the Offeror with a copy of all information and reports (including financial statements, officer's certificates, operating statements, reports of operations and operating plans) prepared by the Company and provided to directors and management of the Company after the date hereof;

(j)
duly and timely file, and cause its Subsidiaries to duly and timely file, all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable Laws in accordance with timelines prescribed under applicable Laws and obtain and renew all material licences, permits, approvals, consents, certificates, registrations and similar authorizations required under applicable Laws and International Standards with respect to ongoing and proposed operations;

(k)
(i) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; and (ii) not make or rescind any material express or deemed election relating to Taxes; and

(l)
take all commercially reasonable actions prior to the Change of Control Time required to cause the securities of the Company's Subsidiaries held by Robert Pirooz to be transferred to a nominee of the Offeror effective as of the Change of Control Time or as soon thereafter as is practicable in the circumstances.

3.3	Non-Solicitation

(a)
On and after the date hereof, except as expressly contemplated by this Agreement, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any officer, director, employee, investment banker, legal advisor or other advisor, consultant, representative or agent (collectively, the "Representatives") of the Company or its Subsidiaries:

(i)
solicit, initiate, or knowingly encourage (including by way of furnishing any non-public information, permitting any visit to any facilities or properties of the Company or any of its Subsidiaries, or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers (or the submission or initiation of any of the foregoing) regarding any:

(A)
merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take-over bid, dividend, distribution, Share re-purchase, liquidation, dissolution or winding-up;

(B)
strategic alliance, joint venture, earn-in right or sale involving all or a material portion of the assets of the Company or its Subsidiaries on a consolidated basis (or any lease, long term supply or off-take agreement or other transaction having the same economic effect as a sale of such assets);

(C)	subject to paragraph (b)(iv) of Schedule "D", issue or sale of Shares or rights or interests therein or thereto involving the Company or its Subsidiaries from any person other than the Offeror;

(D)	similar transactions involving the Company or its Subsidiaries from any person other than the Offeror or any Representatives of Offeror; or

(E)	inquiry, proposal, offer or public announcement of an intention to do any of the foregoing,

(any of the foregoing inquiries, proposals, offers or public announcements in (A) to (E) being referred to herein as an "Acquisition Proposal");

(ii)
engage in any negotiations concerning, or provide any non-public information to, or have any discussions with or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an Acquisition Proposal;

(iii)	withdraw the board of directors' recommendation of the Offer or change, modify or qualify such recommendation in a manner adverse to the Offeror;

(iv)	approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal; or

(v)	propose publicly to do any of the foregoing in (i) to (iv),

provided that, subject to Section 4.5, nothing contained in this Section 3.3(a) or other provisions of this Agreement shall prevent the Company from (x) engaging in discussions or negotiations with, or otherwise responding to, any person, or any Representative of any person, that has made a Superior Proposal and which proposal continues to be a Superior Proposal or (y) provided the Company first terminates this Agreement in accordance with Section 6.1(g), approving or recommending to the Shareholders a Superior Proposal or entering into any agreement related to a Superior Proposal.  Nothing in this Section 3.3 will preclude the Company or its officers or board of directors from responding (but not recommending or knowingly encouraging), (i) within the time and in the manner required by Applicable Laws, to any take-over bid or tender or exchange offer made for the Shares or other securities of the Company, and (ii) to any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Company’s board of directors has so determined.

(b)
The Company shall immediately cease, cause its Representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than the Offeror or any Representative of the Offeror) with respect to any Acquisition Proposal or any potential Acquisition Proposal.  The Company shall immediately cease to provide any party, other than the Offeror and its Representatives, with access to non-public information concerning the Company or its Subsidiaries with respect to any Acquisition Proposal or potential Acquisition Proposal, and discontinue access to any data or information rooms (virtual or otherwise) to anyone other than the Offeror and its Representatives. Within five business days from the date hereof, the Company shall request the return or destruction of all information provided to any third parties who have obtained such information in relation to an Acquisition Proposal or a potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of any applicable confidentiality agreements.  Subject to Section 3.3(d) below, the Company shall not allow or permit access to any data or information rooms (virtual or otherwise) regarding the Company, its Subsidiaries or any of their respective properties or assets, except to the Offeror and its Representatives.  Notwithstanding anything contained in this Agreement (other than the waiver in Section 3.4(d)), the Company agrees not to waive, release any third party from, provide any consent in respect of or fail to enforce on a timely basis any confidentiality or standstill agreement to which the Company and such third party are a party (except to allow any party who has not participated in the Company's Auction Process to make an unsolicited bona fide Acquisition Proposal in writing to the board of directors of the Company), and represents that it has not waived any existing standstill provisions contained in a confidentiality agreement or otherwise for any person that has participated in the Auction Process.

(c)
The Company shall notify the Offeror promptly (but in no event later than 24 hours) after receipt by the Company, or any of its Representatives, of any Acquisition Proposal, any request for discussions or negotiations relating to an Acquisition Proposal, or any request for non-public information relating to the Company or its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any Subsidiaries thereof or for a list of Shareholders by any person.  Such notice to the Offeror shall be made at first orally and then in writing, and shall indicate the identity of the person making such proposal, inquiry, request or contact, all material terms thereof and a copy of all written correspondence relating to the foregoing, and such other details of the proposal, inquiry or contact as the Offeror may reasonably request and which is in the possession of, or under the control of, the Company or its Representatives.  The Company shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all reasonable inquiries by the Offeror with respect thereto.

(d)
In the event that the board of directors of the Company receives a request for non-public information from a party that proposes to make a bona fide Acquisition Proposal to the board of directors of the Company that did not result from a breach of this Agreement and that the board of directors of the Company in good faith determines is reasonably capable of being completed and would, if consummated in accordance with its terms, result in a Superior Proposal and the board of directors of the Company, after consultation with its outside legal advisors, determines in good faith that the failure to provide such party with access to such information would be a breach of its fiduciary duties, then, and only in such case, the Company may, subject to the execution of a confidentiality and standstill agreement which is no less favourable to the Company and no more favourable to the counterparty than the Confidentiality Agreement, provide such party with access to any information regarding the Company and its Subsidiaries.  The Company shall provide the Offeror immediately with a list of, and in the case of information that was not previously made available to the Offeror, copies of or access to any information that is being provided to such person.

(e)
The Company shall ensure that the Representatives of the Company and its Subsidiaries are aware of the provisions of this Section 3.3, and the Company shall be responsible for any breach of this Section 3.3 by any of such Representatives.

3.4	Access to Information

(a)
From the date hereof until the earlier of the Expiry Time and the time this Agreement is terminated, and subject to the existing confidentiality agreement between the Company and the Offeror dated March 16, 2007, as amended on October 1 and October 3, 2007 (the "Confidentiality Agreement"), the Company shall (and shall cause its Subsidiaries to) afford the Offeror and its Representatives access to information, confidential or otherwise, with respect to the Company and its Subsidiaries and their respective businesses, assets and properties, including books, contracts and records as well as access to management personnel and employees and access to the properties of the Company and its Subsidiaries, subject to compliance with applicable Laws and to the Company obtaining any consents or waivers with respect to access required under any applicable agreements with third parties in effect as at the date of this Agreement, subject to such access not interfering with the ordinary conduct of the business of the Company and its Subsidiaries.  The Offeror and its Representatives will not contact any Government Authority (other than Government Authorities with registries or information available by request from members of the public), any employees of the Company or its Subsidiaries, any supplier of the Company or its Subsidiaries, or any third party who is a party to any agreement, arrangement or understanding under which the Company or its Subsidiaries (or any of their assets) is bound or affected, without the prior written consent of the Company (not to be unreasonably withheld), and the Company shall (and shall cause its Subsidiaries to) furnish promptly to the Offeror all information concerning its business, assets, properties and personnel as the Offeror may reasonably request.

(b)
Notwithstanding the foregoing, except as expressly provided for herein, the Company shall not be obligated to make available to the Offeror any of the Company's management or board of directors' materials relating to the assessment or evaluation of the transactions contemplated hereby or any alternative transaction (including any Acquisition Proposal proposed by any other person) nor any information supplied by any of its Representatives in connection therewith or any confidentiality agreement made between the Company and any other person prior to the date hereof in respect of any alternative transaction.

(c)
Without limiting the generality of the provisions of the Confidentiality Agreement and subject to Section 3.4(d), the parties acknowledge that all information provided under Section 2.5, Section 3.4(a) or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which shall remain in full force and effect, notwithstanding any other provision of this Agreement or any termination of this Agreement.  If any provision of this Agreement conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

(d)
The Company hereby waives the prohibitions in Section 2(g) (as amended), Section 2(i) and Section 2(k) of the Confidentiality Agreement in respect of: (i) the transactions contemplated hereby; (ii) market purchases of Shares during the Offer not in excess of 5% of the total outstanding Shares, in accordance with Applicable Laws; (iii) discussions undertaken with any Government Authority in respect of the transactions contemplated hereby, which shall be undertaken in compliance with the review and concurrence obligations set out in Section 5.2(a); (iv) discussions, together with the Company, with third parties in respect of the possible disposition of assets of the Company or its Subsidiaries following or contemporaneous with the completion of any of the transactions contemplated hereby; or (v) communications regarding the entering into of any support, lock-up or similar agreement with any Shareholders in respect of the transactions contemplated hereby.

3.5	Structure of Transaction

(a)
The Company shall use reasonable commercial efforts to co-operate with the Offeror in  structuring the acquisition by the Offeror of the Company in a tax efficient manner provided that no such co-operation shall be required where such structuring shall have an adverse effect on the Company or cause any breach of or default under this Agreement by the Company or any other agreement, arrangement or understanding under which the Company or its Subsidiaries (or any of their assets) is bound or affected.

(b)
In addition, in the event that (i) the Offeror concludes, acting reasonably, that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby the Offeror or any of its affiliates would effectively acquire all of the Shares within approximately the same time periods and on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to the Company and the Shareholders that are equivalent to or better than those contemplated by this Agreement (an "Alternative Transaction"), and (ii) the Company concludes, acting reasonably, that no action or actions required to be taken by it or by its Subsidiaries in connection with such Alternative Transaction (and not required to be taken in connection with the Offer) prior to the consummation thereof would result in a Material Adverse Effect in respect of the Company, the Company agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfil its covenants contained in this Agreement in respect of such Alternative Transaction.

(c)
The Offeror agrees to reimburse the Company for all direct fees and expenses of the Company incurred in connection with the completion of an Alternative Transaction as contemplated by Section 3.5(b).  If the Offeror determines to engage in an Alternative Transaction:

(i)
prior to mailing the Offer to Shareholders, all references in Section 6.1(d) to "the date the Offer is mailed” shall be deemed to be references to "the date the information circular related to the Alternative Transaction is mailed"; and

(ii)
the reference to "the Offeror has not mailed the Offer" in Section 6.1(h) shall be deemed to be a reference to "the Offeror has not provided all information reasonably requested by the Company to permit the Company to prepare the information circular related to the Alternative Transaction in accordance with Applicable Laws and mail such information circular".

ARTICLE 4
NON-COMPLETION PAYMENTS AND OTHER ARRANGEMENTS

4.1	Non-Completion Payment

If at any time after the execution of this Agreement:

(a)
the board of directors of the Company (i) withdraws, qualifies, changes or modifies in a manner adverse to the Offeror any of its recommendations or determinations referred to in Section 0, (ii) recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal, or causes the Company to enter into any letter of intent, agreement or undertaking related to any Acquisition Proposal, other than a confidentiality and standstill agreement permitted by Section 3.3(d) or resolves to do any of the foregoing, or (iii) fails to reaffirm its recommendation of the Offer in accordance with Section 4.6;

(b)
the Offer is not completed in accordance with the conditions set out in Schedule "B" as a result of the Company being in material default of any of its covenants or obligations contained in Section 3.3;

(c)	the Company terminates this Agreement pursuant to Section 6.1(g); or

(d)
the Minimum Tender Condition in paragraph (a) of Schedule "B" has not been satisfied or waived at the Expiry Time, an Acquisition Proposal has been publicly announced by any person prior to the Expiry Time and not withdrawn at least five business days prior to the Expiry Time, and:

(i)	any Acquisition Proposal is consummated prior to the expiration of 12 months following the termination of this Agreement; or

(ii)
the board of directors of the Company approves the entering into of a definitive agreement with respect to any Acquisition Proposal prior to the expiration of 12 months following the termination of this Agreement;

(each of the above being a "Non-Completion Event") then in any such case the Company shall pay to the Offeror or an affiliate of the Offeror identified to the Company by the Offeror $15,900,000 (the "Non-Completion Payment") in immediately available funds.  Such payment will be paid by the Company: (x) in the case of a Non-Completion Event specified in Section 4.1(a) or (b) on the fifth business day following the occurrence of such Non-Completion Event; (y) in the case of a Non-Completion Event specified in Section 4.1(c), prior to or concurrently with the termination of this Agreement by the Company; or (z) in the case of a Non-Completion Event specified in Section 4.1(d), concurrently with or immediately following the approval by the board of directors of the Company or consummation of the transaction referred to therein.  The Company shall not be obligated to make more than one payment pursuant to this Section 4.1.

4.2	Financing of Non-Completion Payment

Nothing in Sections 3.1 and 3.3 shall prevent the Company from (a) engaging in discussions or negotiations with any person during the Right to Match Period with respect to potential transactions to raise the funds necessary to pay the Non-Completion Payment, or (b) entering into any agreement with respect thereto, provided that no binding agreement or arrangement of any nature shall be entered into by the Company in respect of a transaction to raise such funds unless and until (x) the Right to Match Period has expired, and (y) if the Offeror has proposed to amend the terms of the Offer in accordance with Section 4.5(c), the board of directors of the Company (after receiving advice from its financial advisor and outside legal counsel) shall have determined in good faith that the applicable Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Offeror in accordance with Section 4.5(c).

4.3	Expense Reimbursement

(a)
If this Agreement is terminated by the Company pursuant to Section 6.1(b), (h) or (i), the Offeror shall pay or cause to be paid to the Company, all fees and expenses of the Company, up to a maximum of $1,000,000, which were incurred in connection with the transactions which are the subject of this Agreement in immediately available funds by way of bank draft or wire transfer no later than the third business day following termination of this Agreement.

(b)
If this Agreement is terminated by the Offeror pursuant to Section 6.1(c), the Company shall pay or cause to be paid to the Offeror or an affiliate of the Offeror identified to the Company by the Offeror all fees and expenses of the Offeror, up to a maximum of $1,000,000, which were incurred in connection with the transactions which are the subject of this Agreement in immediately available funds by way of bank draft or wire transfer no later than the third business day following the termination of this Agreement.

(c)
If the Offeror withdraws the Offer as a result of a failure to obtain the PRC Approvals, the Offeror shall pay or cause to be paid to the Company $5,000,000 in immediately available funds by way of bank draft or wire transfer no later than five business days after such withdrawal.

Neither the Offeror nor the Company shall be obligated to make more than one payment pursuant to this Section 4.3.

4.4	Effect of Payments

Each party acknowledges that all of the payment amounts set out in this Article 4 (excluding Sections 4.3(a) and (b)) are payments of liquidated damages which are genuine pre-estimates of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties; provided, however, that nothing contained in this Section 4.4, and no payment of any Non-Completion Payment or expense reimbursement shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, including fraudulent misrepresentation.  Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.

4.5	Right to Match Superior Proposal

(a)
If, before the Expiry Time or termination of the Offer, the board of directors of the Company determines that an Acquisition Proposal is a Superior Proposal, the Company shall immediately notify the Offeror in writing thereof and provide to the Offeror a notice (the "Notice of Superior Proposal") containing (i) a copy of the document evidencing such Superior Proposal, (ii) the identity of the person making the Superior Proposal, (iii) a description of the terms and conditions of the Superior Proposal (including a copy of the confidentiality agreement between the Company and the person making the Superior Proposal and a written notice from the board of directors of the Company regarding the value in financial terms that the board of directors of the Company has in consultation with the Company's financial advisor determined should be ascribed to any non-cash consideration offered under such Superior Proposal), and (iv) a copy of the letter of commitment, term sheet or other comparable evidence of financing upon which the board of directors of the Company relied in making the determination referred to in clause (iii) of the definition of "Superior Proposal".  The Company shall provide additional details of the Superior Proposal as the Offeror may reasonably request.  The Company shall keep the Offeror promptly and fully informed of any change to the material terms of the Superior Proposal.

(b)
Until the expiration of the Right to Match Period, the board of directors of the Company shall not take any action to withdraw, modify, qualify or change its recommendation with respect to the Offer or to approve or implement or enter into, or resolve to enter into, any agreement related to such Superior Proposal, other than a confidentiality and standstill agreement permitted by Section 3.3(d).

(c)
The Company acknowledges and agrees that during the period (the "Right to Match Period") ending on the fifth business day following the date of receipt of the Notice of Superior Proposal by the Offeror, the Offeror shall have the opportunity, but not the obligation, to offer to amend the terms of the Offer and this Agreement, and the Company shall co-operate with the Offeror with respect thereto, including negotiating in good faith with the Offeror until the expiry of the Right to Match Period.  The board of directors of the Company shall review any offer by the Offeror to amend the terms of the Offer and this Agreement in order to determine, in good faith and in accordance with its fiduciary duties, whether the Offeror's offer to amend the Offer and this Agreement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the Offer and this Agreement.  If the board of directors of the Company so determines, the Company and the Offeror shall amend this Agreement to reflect such offer and the Company shall not take any action to withdraw, modify, qualify or change its recommendation with respect to the Offer, as amended, or to approve or implement or enter into any agreement related to such Acquisition Proposal, other than a confidentiality and standstill agreement permitted by Section 3.3(d).  If the Offeror does not offer to amend the terms of the Offer and this Agreement or the board of directors of the Company does not make the determination referred to above, the Company shall be entitled to terminate this Agreement and enter into an agreement in respect of the Superior Proposal or withdraw, modify, qualify or change its recommendation concerning the Offer and recommend the Superior Proposal, as applicable, provided that it shall have prior thereto or concurrently therewith paid to the Offeror or an affiliate of the Offeror identified to the Company by the Offeror the payment contemplated by Section 4.1 and further provided that the Company has not breached any of its covenants or obligations under Section 3.3.

(d)	Each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of Section 4.5.

4.6	Reconfirmation of Approval

The board of directors of the Company shall promptly reaffirm its recommendation of the Offer by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the board of directors of the Company determines that a proposed amendment to the terms of the Offer would result in an Acquisition Proposal no longer being a Superior Proposal.

ARTICLE 5
MUTUAL COVENANTS

5.1	Consultation

(a)
The parties shall jointly issue a press release following the execution of this Agreement relating to the terms of the Offer and this Agreement.  Thereafter, the parties agree to consult with each other in issuing any subsequent press releases or otherwise making public statements with respect to the Offer and in making any filings with any federal, provincial or state governmental or regulatory agency or with any securities exchange with respect thereto.  Subject to the requirements of applicable Laws, each party shall use its commercially reasonable efforts to enable the other party to review and consent to all such press releases prior to release thereof.

(b)
The Company shall co-operate with the Offeror and take all reasonable actions to support and facilitate the Offeror's announcement strategy and public relations efforts in Peru relating to the transactions contemplated hereby.

5.2	Further Assurances

(a)
Subject to the terms and conditions herein, the parties agree to use their respective commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, to consummate the transactions contemplated by this Agreement, including (i) the execution and delivery of such documents as the other party may reasonably require, and (ii) using commercially reasonable efforts to effect all necessary registrations, filings and submissions requested or required by Government Authorities.   Each of the Offeror and the Company shall, and shall cause their respective Subsidiaries, to effect any such registrations, filings or submissions only after the prior review thereof and concurrence thereto by the other party hereto.

(b)
Each of the Offeror and the Company will, and the Company will cause its Subsidiaries to, use their commercially reasonable efforts (i) to obtain all necessary waivers, consents and approvals from other parties to loan agreements, leases and other contracts or agreements (including, in particular but without limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to the Company's operations), (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any applicable Laws with respect to the transactions contemplated hereby, (iii) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and (iv) to fulfil all conditions and satisfy all provisions of this Agreement and the Offer.

ARTICLE 6
TERMINATION, AMENDMENT & WAIVER

6.1	Termination

This Agreement may be terminated at any time prior to the Change of Control Time:

(a)	by agreement in writing executed by the Offeror and the Company;

(b)	by the Company, if:

(i)
the Offeror is in material default of any covenant or obligation under this Agreement (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such covenant or obligation); or

(ii)
any representation or warranty made by the Offeror under this Agreement shall have been at the date hereof untrue or incorrect or shall have become untrue or incorrect in any material respect at any time prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty), and such default or inaccuracy in clauses (i) or (ii) is reasonably likely to prevent consummation of the Offer and is not curable, or if curable, is not cured by the earlier of the date which is ten business days from the date of written notice of such breach and the Expiry Time;

(c)	by the Offeror, if:

(i)	the Company is in material default of any covenant or obligation in Section 3.3;

(ii)
the Company is in material default of any other covenant or obligation under this Agreement (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such covenant or obligation); or

(iii)
any representation or warranty made by the Company under this Agreement shall have been at the date hereof untrue or incorrect or shall have become untrue or incorrect in any material respect at any time prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty),

and such default or inaccuracy in clauses (ii) or (iii) is not curable or, if curable, is not cured by the earlier of the date which is ten business days from the date of written notice of such breach and the Expiry Time;

(d)
by either party after the 90th day after the date the Offer is mailed to the Shareholders by written notice to the other party if the Offeror has not purchased any Shares pursuant to the Offer, provided that the right to terminate this Agreement pursuant to this Section 6.1(d) shall not be available to the Offeror or the Company as a result of an event that has triggered the right of the other party to terminate this Agreement pursuant to Section 6.1(b) or Section 6.1(c), respectively, provided, however, that if the taking up and payment by the Offeror for Shares deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for the Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by the Company or the Offeror pursuant to this Section 6.1(d) until the earlier of (i) the 120th day after the date the Offer is mailed to the Shareholders and (ii) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; and provided further, however, that this Agreement shall not be terminated by the Offeror pursuant to this Section 6.1(d) if all of the conditions of the Offer have been satisfied or waived;

(e)
by the Offeror if any condition of the Offer set forth in Shedule "B" has not been satisfied or waived at the Expiry Time (other than as a result of the Offeror's default hereunder) and the Offeror has not elected to waive such condition or extend the Offer;

(f)	by the Offeror upon the occurrence of a Non-Completion Event specified in Section 4.1(a);

(g)	by the Company pursuant to Section 4.5(c);

(h)	by the Company on the day following the Latest Mailing Date if the Offeror has not mailed the Offer (other than a failure to mail as a result of a condition in Section 1.1(c) not being satisfied);

(i)	by the Company if:

(i)	the terms or conditions of the Offer are amended so as to conflict in any material respect with the provisions of this Agreement, including Section 1.1(c); or

(ii)
the Offer having expired and all of the conditions thereto having been satisfied or waived, the Offeror has not purchased or taken up and paid for the Shares deposited and not withdrawn under the Offer as required under the terms of the Offer or Applicable Laws; or

(j)	by the Offeror if the conditions in Section 1.1(c) are not satisfied or waived on or prior to the Latest Mailing Date other than as a result of the Offeror's default hereunder.

6.2	Effect of Termination

If this Agreement is terminated as provided in Section 6.1 above, it shall, other than the provisions of Article 2 and Sections 3.4(c), 3.4(d), 4.1, 4.2, 4.4, 6.2, 7.8 and 7.13 which shall survive any such termination, become of no further force and effect and no party shall have any further liability or obligation to the other party hereunder except for liability arising from an intentional or wilful breach of this Agreement, including any fraudulent misrepresentation.

6.3	Amendment or Waiver

This Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written instrument executed by each of the parties hereto; provided, however, that either of the Company or the Offeror may in its discretion waive a condition herein which is solely for its benefit without the consent of the other.  No waiver of any nature, in any one or more instances, shall be deemed or construed as a further or continued waiver of any condition or any breach of any other term, representation or warranty in this Agreement.

ARTICLE 7
MISCELLANEOUS

7.1	Headings and References

The division of this Agreement into Articles, Sections and Schedules and the insertion of descriptive headings are for convenience of reference only and do not control or affect the meaning, interpretation or construction of any provisions of this Agreement.  Unless otherwise specified, references to "Articles", "Sections" and "Schedules" are to Articles and Sections of and Schedules to this Agreement.  References to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular Article or Section of or Schedule to this Agreement.

7.2	Number

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa.

7.3	Notices

(a)
All notices or other communications which are permitted or required hereunder shall be communicated in writing and shall be sufficient if delivered personally, or sent by confidential facsimile addressed as follows:

To the Offeror:

China Minmetals Non-Ferrous Metals Co. Ltd.
Room A216, 5 Sanlihe Road
Haidian District, Beijing
China  100044

Facsimile:  + 8610-6849-5215
Attention:  Mr. Fang Qixue (George Fang)

and

Jiangxi Copper Company Limited
15 Yejin Avenue
Guixi, Jiangxi
China  335424

Facsimile:  + 8670-1377-7656
Attention:  Mr. Zha Kebing

With a copy (which shall not itself constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1 First Canadian Place
100 King Street West, Suite 4400
Toronto, ON
M5X 1B1

Facsimile:  (416) 863-0871
Attention:  Ian R. McBride

To the Company:

Northern Peru Copper Corp.
700 – 625 Howe Street
Vancouver, BC
V6C 2T6

Facsimile: (604) 687-7041
Attention:  Robert Pirooz

With a copy (which shall not itself constitute notice) to:

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street, P.O. Box 48600
Vancouver, BC
V7X 1T2

Facsimile:  (604) 687-1415
Attention:  Fred R. Pletcher

(b)
All notices and other communications delivered to the Offeror pursuant to Section 7.3(a) shall be deemed to have been given and received on the date in Beijing, China on which (i) the notice or communication was physically delivered to, and actually received at, the address provided herein, or (ii) if sent by facsimile, the notice or communication was actually received prior to 4:30 p.m. Beijing time on such date, in either case, if such date is not a business day, the next succeeding business day.

(c)
All notices and other communications delivered to the Company pursuant to Section 7.3(a) shall be deemed to have been given and received on the date in Vancouver on which (i) the notice or communication was physically delivered to, and actually received at, the address provided herein, or (ii) if sent by facsimile, the notice or communication was actually received prior to 4:30 p.m. Vancouver time on such date, in either case, if such date is not a business day, the next succeeding business day.

(d)
Any period of business days referred to in this Agreement shall be calculated as follows: (i) the first business day of such period shall be the first business day following the date on which the applicable notice or communication that initiates such period was deemed to be received as determined in Section 7.3(b) or Section 7.3(c), as applicable; and (ii) the period shall end at 11:59 p.m. on the last business day of such period in the city in which such notice or communication was received.

7.4	Entire Agreement

This Agreement, together with the Confidentiality Agreement, supersede all prior agreements, commitments, arrangements or understandings between the parties hereto with respect to the subject matter hereof and constitute the entire agreement between the parties with respect to the subject matters hereof.

7.5	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits hereunder.

7.6	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor the rights, interests and obligations hereunder shall be assignable by either party without the prior written consent of the other party, provided, however, that the Offeror may assign all or any part of its rights or obligations under this Agreement to a corporation whose shares are wholly owned directly or indirectly by China Minmetals Non-Ferrous Metals Co. Ltd. and/or Jiangxi Copper Company Limited, provided that if such assignment takes place, the Offeror shall continue to be liable to the Company for any default in performance by the assignee.  The Offeror may exercise such right of assignment at any time by giving a notice in writing to the Company.

7.7	Expenses

Except as otherwise provided in Sections 4.1 and 4.2, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Offer is consummated.  The parties represent and warrant to each other that, except for BMO Capital Markets, in the case of the Offeror, and Genuity Capital Markets, in the case of the Company, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer.  The Offeror acknowledges that the Company has provided the Offeror an opportunity to review a correct and complete copy of all agreements between the Company and each of its financial advisors as are in existence as at the date hereof.  The Company covenants not to amend the terms of any such agreements relating to the payment of fees and expenses with respect to the Offer without the prior written approval of the Offeror.

7.8	Remedies

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or restraining order to remedy or prevent non-compliance or breaches with the terms of this Agreement and to enforce specifically the terms and provisions hereof without the necessity of posting bond or security in connection therewith in any court of the Province of British Columbia having jurisdiction; provided that, subject to the other provisions of this Agreement, such remedies shall be in addition to, and not in substitution for, any other remedy to which the parties may be entitled at law or in equity.

7.9	Choice of Law

This Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of British Columbia.

7.10	Currency

Except as expressly indicated otherwise, all sums of money referred to in this Agreement are expressed and shall be payable in Canadian dollars.

7.11	Schedules

The following are the Schedules to this Agreement, which form an integral part hereof:

Schedule "A"        -           Definitions
Schedule "B"        -           Conditions of the Offer
Schedule "C"        -           Representations and Warranties of the Offeror
Schedule "D"        -           Representations and Warranties of the Company

7.12	Third Parties

Nothing contained in this Agreement shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto, or a successor or permitted assign of such a party; provided however, that the parties hereto specifically acknowledge that the provisions of Section 1.4(c) and Section 1.6 are intended to be for the benefit of, and shall be enforceable by, the employees, officers and directors of the Company and its Subsidiaries affected thereby and their heirs and representatives.

7.13	No Personal Liability

(a)           No director, officer or employee of the Company shall have any personal liability to the Offeror under this Agreement.

(b)           No director, officer or employee of the Offeror shall have any personal liability to the Company under this Agreement.

7.14	Time of Essence

Time shall be of the essence in this Agreement.

7.15	Counterparts

This Agreement may be executed in any number of counterparts, and delivered by facsimile or otherwise, and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute but one Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed on their behalf as of the date first written above.

CHINA MINMETALS NON-FERROUS METALS CO. LTD.
by	/s/ Mr. Huang Guoping
Name: Mr. Huang Guoping
Title: Vice President

JIANGXI COPPER COMPANY LIMITED
by	/s/ Mr. Zha Kebing
Name: Mr. Zha Kebing
Title: Deputy Chief Engineer & Senior Engineer

NORTHERN PERU COPPER CORP.
by	/s/ Ross Beaty
Name: Ross Beaty
Title: Chairman

SCHEDULE "A"
TO SUPPORT AGREEMENT

DEFINITIONS

"Acquisition Proposal" has the meaning set out in Section 3.3(a).

"affiliate" shall have the meaning attributed to it under the Business Corporations Act (British Columbia).

"Agreement" means this Agreement including the Schedules hereto.

"Alternative Transaction" has the meaning set out in Section 3.5(b).

"Applicable Laws" means the Business Corporations Act (British Columbia), the securities legislation of each province and territory of Canada, the rules, regulations and forms made or promulgated under that legislation, and the published policies, bulletins and notices of the regulatory authorities administering that legislation and the rules, regulations, bylaws and policies of the Toronto Stock Exchange, as any of the foregoing may be amended from time to time.

"Auction Process" has the meaning set out in the recitals to this Agreement.

"Bonus Shares" has the meaning set out in paragraph (b) of Schedule "D".

"Budget" has the meaning set out in Section 3.1(d).

"business day" means any day other than a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia or Beijing, China or a day on which banks in Vancouver, British Columbia or Beijing, China are not generally open for business during normal business hours.

"Change of Control Time" has the meaning set out in Section 1.4(a).

"Circular" means the take-over bid circular of the Offeror in respect of the Offer.

"Company" means Northern Peru Copper Corp., a corporation existing under the laws of British Columbia.

"Company's Disclosure Documents" means the Company's Notice of Meeting and Management Information and Proxy Circular dated October 5, 2007, Annual Information Form for the year ended June 30, 2007 and Management's Discussion and Analysis contained in the Company's 2007 Annual Report (as amended), financial statements contained in the Company's 2007 Annual Report (as amended), and all interim financial statements, interim Management's Discussion and Analyses and material change reports filed pursuant to the Applicable Laws since September 30, 2007 and prior to the date hereof.

"Company Disclosure Letter" means the disclosure letter delivered by the Company to the Offeror contemporaneously with the execution and delivery of this Agreement.

"Concessions" has the meaning set out in paragraph (m) of Schedule "D".

"Confidentiality Agreement" has the meaning set out in Section 3.4(a).

"Conflicts Agreement" means the agreement dated April 27, 2007 between the Company, Global Copper Corp. and Inca Pacific Resources Inc. to address conflicts of interests with respect to acquisitions of mining properties caused by cross directorships between the foregoing companies.

"Contract" means any contract, commitment or understanding (including any lease, license, loan agreement, guarantee, security, indemnity, indenture or other instrument), whether written or oral.

"Data Room Information" means the documents stored on an optical data disc delivered to the Offeror on the date hereof, the information contained in the Company Disclosure Letter and the information contained in the Company's Disclosure Documents.

"Directors' Circular" means a directors' circular of the board of directors of the Company.

"Effective Time" has the meaning set out in Section 3.1.

"Employment Arrangements" has the meaning set out in Section 1.4(c).

"Encumbrance" means any lien, charge, title retention right, security interest, pledge, hypothecation or encumbrance of any nature or kind whatsoever.

"Environmental Laws" has the meaning set out in paragraph (o) of Schedule "D".

"Expiry Time" has the meaning set out in Section 1.1(b).

"Fairness Opinion" has the meaning set out in Section 1.2(b).

"fully-diluted basis" means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all rights to acquire Shares were exercised, including all Bonus Shares and all Shares issuable upon the exercise of Options, whether vested or unvested.

"Government Authority" means: (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, council, board, bureau or agent, domestic or foreign; (ii) any subdivision agent, commission, commissioner, board or authority of any of the foregoing; (iii) any self-regulatory authority, including the Toronto Stock Exchange; or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Indemnified Party" and "Indemnified Parties" have the meaning set out in Section 1.6(a).

"International Standards" has the meaning set out in paragraph (o) of Schedule "D".

"Lands" has the meaning set out in paragraph (m) of Schedule "D".

"Latest Mailing Date" means the date that is 30 days after the date of this Agreement; provided, however, that if the mailing of the Circular is delayed by reason of (a) the Company not having provided to the Offeror the Directors' Circular in accordance with Section 1.3(b) or any information pertaining to the Company that is necessary for the completion of the Circular by the Offeror, or not having provided the Offeror with such other assistance in the preparation of the Circular as may be reasonably requested by the Offeror in order that the Circular comply in all material respects with Applicable Laws, or (b) the Company not having provided the lists referred to in Section 1.3(a), then, in either case, such date shall be extended to the fifth business day following the date on which the Company supplies such necessary documents, information, lists or other assistance; provided further that if the mailing of the Offer is delayed by reason of (x) an injunction or order made by a court or regulatory authority of competent jurisdiction or (y) the Offeror not having obtained any regulatory waiver, consent or approval (other than PRC Approvals) which is necessary to permit the Offeror to mail the Offer Documents, then, in either case, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, such date shall be extended for a period ending on the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable.  If the Latest Mailing Date occurs during or within four business days following the end of a Right to Match Period, then the Latest Mailing Date shall be extended to 11:59 p.m. (Vancouver time) on the fourth business day following the end of such Right to Match Period.

"Laws" means any laws, treaties, conventions, statutes, judgments, decisions, declarations, rulings, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Government Authority.

"Material Adverse Effect" means, with respect to a person, any change, effect, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of such person and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States or Peru, (ii) in or relating to the state of securities markets in general, including any reduction in market indices, (iii) in or relating to currency exchange rates, (iv) in or relating to the industries in which such person operates in general or the market for copper in general, (v) in or relating to Canadian generally accepted accounting principles or regulatory accounting requirements, (vi) in or relating to any Laws or any interpretation thereof by any Government Authority, or (vii) relating to a change in the market trading price of the Shares either:  (A) related to this Agreement and the Offer or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i) to (vi) above, provided, however, that such effect referred to in clauses (i) to (vi) above does not primarily relate to (or have the effect of primarily relating to) that person or its Subsidiaries or disproportionately adversely affect that person and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its Subsidiaries operate.

"Material Contracts" has the meaning set out in paragraph (v) of Schedule "D".

"Minimum Tender Condition" has the meaning set out in Section (a) of Schedule "B".

"Non-Completion Event" has the meaning set out in Section 4.1.

"Non-Completion Payment" has the meaning set out in Section 4.1.

"Notice of Superior Proposal" has the meaning set out in Section 4.5(a).

"Offer" has the meaning set out in Section 1.1(a).

"Offer Documents" has the meaning set out in Section 1.1(d).

"Offeror" means, together, China Minmetals Non-Ferrous Metals Co. Ltd. and Jiangxi Copper Company Limited, each a company existing under the laws of the People's Republic of China.

"Option" means an option to purchase Shares granted by the Company pursuant to the Stock Option Plan.

"person" includes an individual, corporation, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, joint venture, association, joint stock company, trust, trustee, executor, administrator or other legal representative or other entity.

"PRC Approvals" means any filings with, applications to or consents or approvals from the Ministry of Commerce, the National Development Reform Committee, the State Administration for Foreign Exchange, the State-owned Assets Supervision and Administration Commission in the People's Republic of China.

"Pre-Acquisition Reorganization" has the meaning set out in Section 1.7.

"Pre-Feasibility Study" means the report by Samuel Engineering Inc., effective February 19, 2007 and revised April 30, 2007, analyzing the feasibility of the Galeno deposit and providing technical information on the Hilorico deposit.

"Representative" has the meaning set out in Section 3.3(a).

"Right to Match Period" has the meaning set out in Section 4.5(c).

"Second-Step Transaction" has the meaning set out in Section 1.4(b).

"Shares" means common shares without par value in the capital of the Company as constituted on the date hereof.

"Shareholders" has the meaning set out in Section 1.1(a).

"Stock Option Plan" means the Company's Stock Option and Stock Bonus Plan dated May 9, 2005, as amended from time to time.

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary.

"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal made to the board of directors of the Company:

(i)	that is made after the date hereof;

(ii)	that did not result from a breach of Section 3.3;

(iii)
in respect of which the availability of any required financing to complete such Acquisition Proposal has been demonstrated, to the satisfaction of the board of directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), by delivery of a letter of commitment, term sheet or other comparable evidence of financing from one or more financial institutions of recognized standing;

(iv)	that is not subject to any due diligence and/or access condition;

(v)
in respect of which the board of directors of the Company has determined in good faith after receipt of advice from its outside legal counsel that failure to recommend such Acquisition Proposal to Shareholders would be a breach of its fiduciary duties;

(vi)	that the board of directors of the Company has determined in good faith after receipt of advice from its financial advisors and its outside legal counsel,

(A)
is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

(B)
would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Offer, taking into account any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to Section 4.5; and

(vii)	that is made for all of the Shares.

"Tax" or "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any government or Government Authority, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital taxes, payroll and employee withholding taxes, unemployment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipt taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation, pension assessment and other governmental charges and other obligations of the same or of a similar nature to any of the foregoing, which the Company or its Subsidiaries is required to pay, withhold or collect.

"transactions contemplated hereby" means the making of the Offer, the entering into of this Agreement and any lock-up agreement, the consummation of the transactions contemplated by this Agreement and any lock-up agreement and all actions and negotiations in the contemplation thereof, including the Offer, the take-up of Shares under the Offer, any Compulsory Acquisition and any Second-Step Transaction.

SCHEDULE "B"
TO SUPPORT AGREEMENT

CONDITIONS OF THE OFFER

The Offeror shall have the right to withdraw the Offer and not take up and pay for, and the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited thereunder if any of the following conditions are not satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)
there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Shares that constitute not less than 66⅔% of the outstanding Shares on a fully diluted basis (the "Minimum Tender Condition");

(b)
all approvals, waiting or suspensory periods (and any extensions thereof), consents, orders, rulings and exemptions of any Government Authority in Canada, Peru and the United States that are, as determined by the Offeror, acting reasonably, necessary or advisable and required by Law to complete the Offer and any Second-Step Transaction and the PRC Approval shall have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(c)
the Offeror shall have determined, acting reasonably, that no act, action, suit or proceeding shall have been threatened or taken before or by any Government Authority or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, China, the United States or Peru, whether or not having the force of law and no Law shall have been proposed, enacted, promulgated or applied:

(i)
which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares; or

(ii)	which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect on the Company;

(iii)
which would prevent, make illegal, materially delay the consummation of, or impose material limitations or conditions on, the purchase by or the sale to the Offeror of the Shares under any transaction contemplated hereby or the Offeror's ability to own or exercise full rights of ownership of the Shares or any material portion of the business or assets of the Company or its Subsidiaries; or

(iv)
which seeks to (A) prohibit or limit the ownership or operation by the Offeror of any material portion of the business or any material assets of the Company or its Subsidiaries, or (B) compel the Offeror or its

Subsidiaries to dispose of or hold separate any material portion of the business or any material assets of the Company or any of its Subsidiaries;

(d)
there shall not exist any prohibition at law in Canada, China, the United States or Peru against the Offeror making the Offer, taking up and paying for any Shares deposited under the Offer, or completing a Second-Step Transaction;

(e)
since the announcement of the Offer, the Company and its Subsidiaries shall not (i) have taken or proposed to take any action that has not been publicly disclosed or disclosed in writing to the Offeror prior to announcement of the Offer, or (ii) publicly disclosed that they intend to take any action that has not been disclosed in writing to the Offeror prior to the announcement of the Offer, in either case that the Offeror shall have determined, acting reasonably, would be expected to have a Material Adverse Effect on the Company or would prevent, make illegal, materially delay the consummation of, or impose material limitations or conditions on, the purchase by or the sale to the Offeror of the Shares under any transaction contemplated hereby or the Offeror's ability to own or exercise full rights of ownership of the Shares or any material portion of the business or assets of the Company or its Subsidiaries;

(f)
the Offeror shall have determined, acting reasonably, that there does not exist and shall not have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally by way of press release and material change report or to the Offeror in writing on or before the Expiry Time) any change, effect, event or occurrence that would reasonably be expected to have a Material Adverse Effect in respect of the Company;

(g)
all of the Options, rights to acquire Bonus Shares and any other contractual rights to acquire Shares shall have been either exercised, satisfied or otherwise terminated on terms satisfactory to the Offeror, acting reasonably;

(h)
this Agreement shall not have been terminated by the Offeror or the Company in accordance with its terms and no event shall have occurred that, with notice or lapse of time or both, entitles the Offeror the right to terminate this Agreement; and

(i)
the Offeror shall not have become aware after the date this Agreement becomes effective of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any of the Company's Disclosure Documents filed by or on behalf of the Company with any securities regulatory authority in Canada or the United States, which the Offeror shall have determined in its reasonable judgment constitutes or results in a Material Adverse Effect with respect to the Company.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition.  Subject to the provisions of this Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the relevant Expiry Time, without prejudice to any other rights which the Offeror may have.  The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

SCHEDULE "C"
TO SUPPORT AGREEMENT

REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

(a)
Organization and Qualification.  The Offeror has been duly incorporated and is validly existing as a company under the laws of the People's Republic of China and has the necessary corporate power and authority to own its assets and conduct its business as now owned and conducted.

(b)
Authority Relative to this Agreement.  The Offeror has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by the Offeror and the consummation by the Offeror of the Offer, including, without limitation, the making of the Offer and the taking up of and payment for Shares thereunder, have been duly authorized by all requisite corporate action on the part of the Offeror and no other corporate proceedings on the part of the Offeror are necessary to authorize this Agreement and the transactions contemplated hereby, including, without limitation, the making of the Offer and the taking up of and payment for Shares thereunder.  This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror, enforceable against the Offeror in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors' rights generally.  The execution and delivery by the Offeror of this Agreement and the performance by it of its obligations hereunder, including, without limitation, the making of the Offer and the taking up of and payment for Shares thereunder, will not result in a violation or breach of any provision of its constating documents or any resolutions of its directors and shareholders or a material violation or breach of any applicable law, or, to its knowledge, any regulation, order, judgment or decree (subject to obtaining the consents referred to below) or any agreement, arrangement or understanding to which it or its Subsidiaries is a party or by which its or any of their properties are bound.

(c)
Approvals.  Other than in connection with or in compliance with the provisions of Applicable Laws and the PRC Approvals, no authorization, consent or approval of, or filing with, any Government Authority is required to be obtained by the Offeror for the consummation by the Offeror of its obligations under this Agreement, including, without limitation, the making of the Offer and the taking up of and payment for Shares thereunder, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(d)
Actions.  There are no claims, actions, proceedings, suits, investigations or reviews pending or, to the best of the knowledge of the Offeror, threatened against the Offeror or its Subsidiaries or any of its or their properties or assets by or before any Government Authority or any elected or appointed public official or

C-1

existing facts or conditions which may reasonably be expected, individually or in the aggregate, to be a proper basis for claims, actions, proceedings, suits, investigations or reviews that, either individually or in the aggregate, could prevent the consummation of the transactions contemplated hereby, including, without limitation, the making of the Offer and the taking up of and payment for Shares thereunder.

(e)
Financing.  The Offeror will have made prior to mailing the Offer adequate arrangements to ensure that the required funds are available to effect payment in full for all of the Shares to be acquired pursuant to the Offer.

(f)
Information in the Offer Documents.  The Offer Documents will comply in all material respects with the provisions of Applicable Laws and, on the date first published or sent or given to the Shareholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that Offeror makes no representation or warranty with respect to information furnished by the Company expressly for inclusion in the Offer Documents.

(g)	Compliance with Applicable Laws. To the best of its knowledge, the Offeror has complied with all Applicable Laws in connection with this Agreement and the transactions contemplated hereby.

(h)	Investment Canada Act. The Offeror is not a Canadian for the purposes of the Investment Canada Act.

(i)	Ownership. The Offeror does not own any right, title or interest, directly or indirectly, in or to any Shares.

(j)
PRC Approvals.  The PRC Approvals are the only approvals currently anticipated by the Offeror to be required by Government Authorities in the People's Republic of China in connection with the transactions contemplated by this Agreement.

C-2

SCHEDULE "D"
TO SUPPORT AGREEMENT

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(a)
Organization and Qualification.  The Company is validly existing as a corporation under the Business Corporations Act (British Columbia) and has full corporate power and authority to own its property and conduct its businesses as currently owned and conducted.  The Company and its Subsidiaries are duly qualified to carry on business, and are in good-standing, in each jurisdiction in which the character of their properties, owned or leased, or the nature of their activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.  The copies of the Company's memorandum and articles and all of the constating documents of the Company's Subsidiaries contained in the Data Room Information are accurate and complete and have not been amended or superseded, and neither the Company nor the Company's Subsidiaries has not taken any action to amend or supersede such documents.

(b)
Capitalization.  The authorized capital of the Company consists of an unlimited number of Shares and as at the date hereof:  (i) 31,078,893 Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Company; (ii) there are outstanding Options issued under the Stock Option Plan (at the prices and to the persons identified in a schedule contained in the Data Room Information), providing for the issuance of 1,808,000 Shares upon the exercise thereof; (iii) 50,000 Shares are issuable under the share bonus plan in the Stock Option Plan ("Bonus Shares") all of which Bonus Shares shall be issued prior to the Expiry Time; and (iv) 175,000 Shares are issuable pursuant to contractual obligations identified in the Data Room Information.  Except as described in the preceding sentence, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of the Company to issue, sell or acquire any securities of the Company (including any pre-emptive or similar rights granted by the Company) or securities or obligations of any kind convertible into or exchangeable for any securities of the Company or any other person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of the Company.  No holder of securities issued by the Company or any of its Subsidiaries has any right to compel the Company to register or otherwise qualify securities for public sale.  The Shares are listed for trading only on the Toronto Stock Exchange.  The Company has never adopted a shareholder rights plan and is not party to any agreement that relates to a shareholder rights plan.

(c)
Subsidiaries.  The only Subsidiaries of the Company and their respective jurisdictions of incorporation are identified in a schedule contained in the Data Room Information.  Each such Subsidiary has been duly formed and organized and is validly existing under applicable Laws and has full power to own its property and conduct its businesses as currently owned and conducted.  All of the outstanding shares and other ownership interests of the Company's Subsidiaries described in the Data Room Information are validly issued, fully paid and non-assessable and all securities and other ownership interests owned directly or indirectly by the Company are owned free and clear of all Encumbrances, except as set out in the Data Room Information. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Company or its Subsidiaries to issue, sell or acquire any securities of that Subsidiary (including any pre-emptive or similar rights granted by the Company or its Subsidiaries) or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of that Subsidiaries or any other person.  There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of the Company's Subsidiaries.  The Company does not hold any equity interest, or right to acquire an equity interest, in any person, other than its interests in its Subsidiaries.

(d)
Authority Relative to this Agreement.  The Company has the requisite corporate power and authority to enter into this Agreement and all documents and agreements contemplated herein to which it is or will be a party and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement by the Company has been duly authorized by the board of directors of the Company and no other corporate proceedings of the Company on the part of the Company or the Shareholders are necessary to authorize this Agreement and the transactions contemplated hereunder.  This agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable by the Offeror against the Company in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors' rights generally.  Except as disclosed in the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and performance by it of its obligations hereunder and the transactions contemplated hereby, including, but not limited to, the making of the Offer by the Offeror, the taking up and payment for Shares deposited thereunder and any subsequent Second-Step Transaction carried out and consummated in accordance with the Applicable Laws, will not result in:

(i)
a violation, conflict or breach of any provision of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, require any consent to be obtained under or give rise to any third party rights of termination, amendment, first refusal, shot-gun, acceleration, cancellation or penalty or payment obligation or right of purchase or sale under any provision of:

(A)	its constating documents or any resolution of its directors or Shareholders or those of its Subsidiaries;

(B)	any applicable Law or, to its knowledge, any regulation, order, judgment or decree (subject to obtaining the authorizations, consents and approvals referred to in paragraph 0); or

(C)
any agreement, arrangement or understanding to which it or its Subsidiaries is a party or by which any of them or their properties or assets is bound or affected that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect on the Company;

(ii)
the imposition of any Encumbrance upon any of its assets or the assets of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect on the Company; or

(iii)	the obligation on the Company to make any "change of control" payment or other similar obligation.

(e)
Approvals.  Other than in connection with or in compliance with the provisions of Applicable Laws, no authorization, consent or approval of, or filing with, any Government Authority is necessary for the consummation by the Company of its obligations under this Agreement, except for such authorizations, consents, approvals and filings the failure by any party to obtain or make which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereunder.

(f)
Financial Statements and Disclosure Documents.  The audited financial statements of the Company (including any related notes thereto) prepared on a consolidated basis, for and as at the year ended June 30, 2007, have been prepared in accordance with Canadian generally accepted accounting principles including those recommended in the handbook of the Canadian Institute of Chartered Accountants applied on a basis consistent with prior periods and fairly present the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of their operations and the changes in their financial position for the periods indicated therein.  Except as disclosed in the Company's Disclosure Documents, since September 30, 2007, the Company has not effected any change in its accounting methods, principles or practices.  The Company has filed with the appropriate Government Authority true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it under Applicable Laws.  The Company's Disclosure Documents were, as of their respective dates, in compliance in all material respects with the Applicable Laws and did not, when filed, contain a "misrepresentation" within the meaning of the Applicable Laws and complied in all material respects with the requirements of Applicable Laws and make full disclosure of and provision for all material actual and contingent liabilities.

(g)
Liabilities.  The Company and its Subsidiaries have no indebtedness outstanding, other than trade payables incurred in the ordinary course of business.  The Company and its Subsidiaries have no liabilities or obligations of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise), and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, other than liabilities or obligations incurred in connection with the surface rights acquisition program identified in the Budget, liabilities or obligations disclosed, reflected or provided for in the Company's audited financial statements as at and for the year ended June 30, 2007, unaudited interim financial statements as at and for the three months ended September 30, 2007, or liabilities and obligations incurred in the ordinary course of business consistent with past practice and attributable to the period since September 30, 2007, which are not either individually or in the aggregate material to the Company or its Subsidiaries, taken as a whole.

(h)
Absence of Certain Changes or Events.  Since September 30, 2007, except as contemplated by this Agreement and except as has been disclosed in the Company's Disclosure Documents filed prior to the date of this Agreement or in the Data Room Information:

(i)	each of the Company and its Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(ii)
no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Company and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice;

(iii)	there has not been any Material Adverse Effect with respect to the Company; and

(iv)	as of the date of this Agreement, there are no material change reports filed on a confidential basis with any Government Authority which remain confidential.

(i)
Disclosure.  The Company has not failed to disclose in the Company's Disclosure Documents or in the Data Room Information, any information regarding any event, circumstance or action taken or failed to be taken since September 30, 2007 within the knowledge of the Company as at the date of this Agreement which could reasonably be expected to have a Material Adverse Effect on the Company.

(j)
Compliance.  Except for any conflicts, defaults or violations that could not, individually or in the aggregate (taking into account the impact of any cross defaults), reasonably be expected to have a Material Adverse Effect on the Company, none of the Company nor its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of:

(i)	its constating documents or any resolutions of its directors or Shareholders;

(ii)	any applicable Laws or any order, permit, judgement or decree applicable to it or by which any of its properties or assets is bound or affected; or

(iii)
any note, bond, mortgage, indenture, contract, licence, permit or government grant or any agreement, arrangement or understanding to which it is a party or by which any of its properties or assets is bound or affected.

Except as disclosed in the Company Disclosure Letter, none of the Company or any of its Subsidiaries has received any notice of any complaint, investigation, proceeding or action pending or threatened which involve allegations of non-compliance with applicable Laws.  The Company and its Subsidiaries own, possess or have obtained and are in compliance in all material respects with, all permits, approvals, licences, consents, certificates, registrations or similar authorizations necessary to conduct their business as now conducted except where failure to own, possess, have obtained or be in compliance would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(k)
Property.  Each of the Company and its Subsidiaries has good and sufficient right and title to or is entitled to the benefits of all of its properties and assets (real and personal, tangible and intangible, including leasehold interests) including all the properties and assets reflected in the balance sheet forming part of the financial statements referred to in paragraph (f) above, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of business consistent with past practice, and such properties and assets are  not subject to any Encumbrance or defect in title of any kind except as is reflected in the balance sheets forming part of such financial statements and in the notes thereto, except where the failure to have such title, or the existence of such Encumbrance or defects in title, individually or in the aggregate, would not have a Material Adverse Effect on the Company, and except as disclosed in the Company Disclosure Letter or the Company's Disclosure Documents.  Each of the Company and its Subsidiaries may enter into and upon and hold and enjoy the properties owned or leased by them for the residue of such properties' respective terms for their own use and benefit without any lawful interruption of or by any other person.

(l)
Mineral Reserves and Resources.  The proven and probable mineral reserves and indicated, inferred and measured mineral resources for the mineral properties in which the Company or its Subsidiaries holds an interest, as set forth in the Company's Disclosure Documents, were established and disclosed in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with requirements of National

 Instrument 43-101, Standards of Disclosure for Mineral Projects and were, at such date, true and correct in all material respects.  There has been no reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Company and its Subsidiaries, taken as a whole, from the amounts disclosed in the Company's Disclosure Documents.

(m)	Mining Concessions and Lands.

(i)
The Company and/or its Subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to each mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein identified in the Data Room Information ("Concessions") and all interests in real property, including licenses, leases, rights of way, surface rights, easements or other real property interests (but excluding Concessions) identified in the Data Room Information ("Lands").  Except as disclosed in the Company Disclosure Letter, each Concession is in good standing and each Concession and all of the Lands are held by the Company or its Subsidiaries free and clear of all Encumbrances or defects in title. The Data Room Information sets out an up to date, true and accurate map and list in all material respects of (A) the interests of the Company and its Subsidiaries in each of the Concessions and Lands, and (B) the agreement or other document pursuant to which such Concessions and Lands were acquired by the Company or its Subsidiaries, as the case may be. The Company or a Subsidiary of the Company, identified in the Data Room Information, is lawfully authorized to hold the interests in the Concessions and the Lands set out therein.

(ii)	To the best of the Company's knowledge and except as disclosed in the Company Disclosure Letter, and applying generally accepted standards in the mining industry in Peru:

(A)	each Concession has been properly located and recorded in compliance with applicable Laws and is comprised of valid and subsisting mineral claims in each case in all material respects;

(B)	the Company or its Subsidiaries has the exclusive right to deal with the Concessions and the Lands;

(C)	no person other than the Company or its Subsidiaries has any material interest in the Concessions or the Lands or any right to acquire any such interest;

(D)	there are no earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect the Company's or its Subsidiaries' interests in the Concessions or the Lands;

(E)
neither the Company nor its Subsidiaries has received any notice, whether written or oral, from any Government Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke the Company's or its Subsidiaries' interests in the Concessions or the Lands;

(F)
the Concessions and Lands are in good standing under applicable Law and all work required to be performed has been performed and all Taxes, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made except where the failure to pay fees would not reasonably be expected to cause any of the Concessions or Lands to no longer be in good standing or cause a Material Adverse Effect in respect of the Company.

(iii)
The Company has provided the Offeror with access to copies of all material exploration information and data within the possession or control of the Company and its Subsidiaries, including, without limitation, all material geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all material technical reports, feasibility studies and other similar reports and studies concerning the Concessions and the Lands, and, subject to the author's consent, the Company has the sole right, title, ownership and right to use all such information, data reports and studies, other than the rights of any Governmental Authority.

(iv)
Except as disclosed in the Data Room Information, there are no adverse claims, actions, suits or proceedings that have been commenced or, to the knowledge of the Company and its Subsidiaries, that are pending or threatened, against or affecting or which could affect the title to or right to explore or develop the Concessions or the Lands, including the title to or ownership by the Company or any of its Subsidiaries of any of the foregoing, which might involve the possibility of any judgement or liability affecting the Concessions and the Lands.

(v)
To the best of the Company's knowledge, all work and activities carried out in connection with the Concessions and on the Lands by the Company or its Subsidiaries or, to the knowledge of the Company and its Subsidiaries, by any other person have been carried out in all material respects in compliance with all applicable Laws, and neither the Company nor its Subsidiaries, nor, to the knowledge of the Company and its Subsidiaries, any other person, has received any notice of any breach of any such applicable Laws.

(vi)	The Company and its Subsidiaries have made full disclosure to the Offeror of all material facts of which each of Company and its Subsidiaries has knowledge relating to the Concessions and the Lands.

(n)	Tax Matters.

(i)
Each of the Company and its Subsidiaries has filed all tax returns required to be filed by it (and such returns are true, complete and correct in all material respects), has paid in full on a timely basis all Taxes that are imposed under any laws or by any relevant taxing authority that are due and payable and has made adequate provision in the financial statements referred to above for the payment of all Taxes not then due and payable including all Taxes shown to be payable on the returns or on subsequent assessments with respect thereto and no other Taxes are payable by the Company or its Subsidiaries with respect to the items or time periods covered by the returns.  Each of the Company and its Subsidiaries has made adequate and timely payment of instalments of the Taxes for the taxation period ending on or immediately before the Expiry Time.  With respect to any taxation period up to and including the Expiry Time for which tax returns have not yet been filed or for which Taxes are not yet due and payable, each of the Company and its Subsidiaries, has only incurred liabilities for Taxes in the ordinary course of its business consistent with past practice.  Except as disclosed in writing to the Offeror on or prior to the date of this Agreement, there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any tax return or the payment of any Taxes.  No deficiencies exist or have been asserted with respect to Taxes of the Company or its Subsidiaries, neither the Company nor any Subsidiaries is a party to any action or proceeding or assessment or collection of Taxes, nor has any such event been asserted or threatened against the Company nor its Subsidiaries or any of their respective assets and, to the best of the Company's knowledge, as of the date of this Agreement none of the Company or its Subsidiaries is subject to any assessments, penalties or levies with respect to Taxes that will result in any liability on its part in respect of any period ending on or before the Expiry Time in excess of the amount provided for in the financial statements referred to above.  Except as disclosed in writing to the Offeror on or prior to the date of this Agreement, to the knowledge of the Company and its Subsidiaries, no audit, investigation, assessment or reassessment of Taxes is reasonably anticipated or imminent.

(ii)
To the best of the Company's knowledge, the Company and each of its Subsidiaries has withheld from each payment made to all of its current and former officers, directors and employees, and from each other payment of any nature made to any person, the amount of all Taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the applicable Government Authority within the time required under applicable Laws.

(o)	Environmental Laws. Except as disclosed in the Company’s Disclosure Documents, the Company and its Subsidiaries (and their respective businesses and operations):

(i)
are, to the best of the Company's knowledge, in compliance with all applicable Laws, permits and authorizations relating to human health, natural resources, hazardous substances or the environment in Peru and in other applicable foreign jurisdictions with regulatory jurisdiction over the Company or its Subsidiaries (the "Environmental Laws") and all planning related to the preparation of a feasibility study for the Galeno project is being undertaken in accordance with the Equator Principles, World Bank guidelines and International Finance Corporation Performance Standards (the "International Standards"); and

(ii)
have obtained all permits and authorizations that are required to carry on their respective businesses and operations, as currently carried on, under all applicable Environmental Laws and have no reason to believe that all other required permits and authorizations will not be issued in a timely manner;

where non-compliance with such laws or permits or failure to obtain those permits could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(p)
Environmental Liability.  Except as disclosed in the Company’s Disclosure Documents that have been filed prior to the date of this Agreement pursuant to the Applicable Laws, prior to the date of this Agreement none of the Company nor its Subsidiaries has, with respect to its businesses and operations, at any time received any written notice, written notice of default, order, summons, or notice of judgment or commencement of proceedings of any nature related to any breach, liability or remedial action (or alleged breach, liability or remedial action) arising under the Environmental Laws, environmental permits, the International Standards or with respect to environmental matters that could reasonably be expected to have, individually or in the aggregate, a Materially Adverse Effect on the Company and its Subsidiaries and their businesses and operations, and none of the Company nor its Subsidiaries have (with respect to such businesses and operations) any obligation nor have they at any time undertaken to remedy nor is the Company or its Subsidiaries aware of, any breach of, or liability under, Environmental Laws that have not been duly performed, which breach or liability could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(q)
Determinations by the Board.  The board of directors of the Company (after receiving advice from its legal and financial advisors) has unanimously (other than directors abstaining from voting by reason of conflict of interest or financial interest) determined at its meeting held on December 5, 2007 that the Offer and the performance by the Company of its obligations under this Agreement are in the best interests of the Company and its Shareholders.

(r)
Books and Records.  The corporate records and minute books of the Company and its Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(s)
Insurance.  Policies of insurance in force as of the date hereof naming the Company as insured, and its Subsidiaries as included insureds, adequately cover all risk reasonably and prudently foreseeable in the operation and conduct of their respective businesses for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Company, acting reasonably, prudent to seek insurance rather than provide for self insurance.  All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby.

(t)	Employment Agreements.

(i)
Except as disclosed in the Data Room Information, neither the Company nor any Subsidiaries has any written or oral employment, service or consulting agreement relating to any one or more individuals, except for oral employment agreements which are of indefinite term and without any special arrangements or commitments with respect to the continuation of employment or payment of any particular amount upon termination of employment or change of control of the Company provided such payments do not exceed $50,000.  Set forth in the Data Room Information is a complete list setting out the name of each director, officer and employee of the Company and its Subsidiaries who is a party to or a participant in any written or oral agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any such person following a change of control of the Company and a description and calculation of the entitlements of each such person.

(ii)
Except as set forth in the Data Room Information, the Company has not declared or paid, or committed to declare or pay, any amount to any person in respect of a performance or incentive or other bonus or in connection with the completion of the Offer or any other transaction contemplated hereby, that in each case has not been paid.

(u)
Pension and Employee Benefits.  Except as disclosed to the Offeror in writing on or prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has, or is subject to any present or future obligation or liability under, any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan or policy, employee group insurance plan, program policy or practice, formal or informal, with respect to its employees.

(v)
Material Contracts.  All Contracts material for the business, the assets or the equity value of the Company and its Subsidiaries, including each contract set out in the Data Room Information (the "Material Contracts") to which the Company or any of its Subsidiaries is a party are in full force and effect, and the Company and such Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms hereof. True and complete copies of all Material Contracts are contained in the Data Room Information. All of the Material Contracts are valid and binding obligations of the Company enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting the creditors’ rights generally and general principles of equity. The Company and its Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of the Company or any of its Subsidiaries, except where failure to comply or pay or where such waiver, default or breach would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.  As at the date hereof, the Company has not received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Company, no such action has been threatened. Except as disclosed in the Data Room Information, neither the Company nor any of its Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Company or any of its Subsidiaries. There are no third party consents required under any of the Material Contracts of the Company and its Subsidiaries required for the completion of the transactions contemplated by this Agreement.

(w)	Compliance with Applicable Laws. To the best of its knowledge, the Company has complied with all applicable Laws in connection with this Agreement and the transactions contemplated hereby.

(x)	Non-Arm's Length Agreements. Other than:

(i)	as referred to in the Company's Disclosure Documents; or

(ii)	as disclosed in the Company Disclosure Letter,

there are no agreements entered into by the Company or its Subsidiaries with any person (other than the Company or its Subsidiaries) that is not at "arm's length" with the Company (within the meaning of that expression in the Income Tax Act (Canada)).

(y)	United States Applicable Laws.

(i)	The Company is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(ii)	To the knowledge of the Company, the Company is a "foreign private issuer" (as such term is defined in Rule 3b-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")).

(iii)	To the knowledge of the Company, U.S. holders for purposes of Rule 14d-1(b) under the Exchange Act hold no more than 40% of the Shares.

(z)	Reporting Issuer Status. The Company is a reporting issuer or the equivalent thereof and is not in default under the securities legislation of Alberta, British Columbia and Ontario.

(aa)
Compliance with Foreign Corrupt Practices Legislation.  There have been no actions taken or omissions made by the Company or, any of its Subsidiaries or any of their affiliates which are, to the Company's knowledge, in violation of the Foreign Corrupt Practices Act of 1977 (United States), the Corruption ofForeign Public Officials Act (Canada) or any other similar Law of Canada, the United States and Peru.

(bb)	Litigation.

(i)
Except as disclosed in the Company Disclosure Letter, there is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of the Company, threatened against the Company or its Subsidiaries or affecting any of its or their property or assets by or before any Governmental Authority which, if determined adversely to the Company or its Subsidiaries would, individually or in the aggregate reasonably be expected to have a Material Adverse Effect in respect of the Company.  The Company is not aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success.

(ii)
Neither the Company nor its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect in respect of the Company.

(cc)	Full Disclosure. All information provided to the Offeror in relation to the Offeror's due diligence requests, including the Data Room Information, was accurate in all material respects as at its respective date as stated therein or, if any Data Room Information is undated, the date of its delivery to the ftp site for purposes of the transactions contemplated by this Agreement or to the Offeror on a compact disc or in documentary form and no material facts have been omitted from such information which would make such information misleading.